Emera Announces Strategic Initiatives and Growth Plans at Investor Day

Updates include details of new $20 billion capital plan through 2029, largest in its history

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023 (as amended on November 18, 2024 by amendment no. 1 thereto), to its short form base shelf prospectus dated October 3, 2023 (as amended on November 13, 2024 by amendment no. 1 thereto).

December 4, 2024

Toronto, Ontario – Today Emera Inc. (TSX:EMA) will host its annual Investor Day, available via live webcast. The event will include an update on Emera’s strategic priorities and growth outlook, highlighting the company’s role as a leading North American provider of essential energy services. It will also discuss how Emera is competitively positioned to pursue new growth opportunities and meet the evolving demands in the electric and gas utility sectors.

Investor Day Discussion Highlights

•	Five-Year Capital Investment Plan and Funding Plan Unveiled: $20 billion investment over five years, marking the largest in Emera’s history.
•	Expected Rate Base Growth Confirmation: 7-8% average annual growth rate through 2029.
•	Adjusted Earnings Per Share – Basic (“Adjusted EPS1”) Growth Target Reinforcement: 5-7% average annual adjusted EPS[1] growth through 2027 off a $2.96 base [2].
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Tampa Electric’s Rate Case Outcome: On December 3, the Florida Public Service Commission approved essentially all of Tampa Electric’s capital plan based upon a midpoint return on equity of 10.5%, with an allowed range of 9.5% to 11.5%. Final rate details reflecting this decision are expected to be determined by the FPSC on December 19 and will take effect in January, 2025.

“It’s been a transformative year for Emera, marked by significant milestones in our ambitious journey to drive growth and enhance shareholder value,” said Scott Balfour, President and CEO, Emera. “We’re not only prepared for the future; we’re actively shaping it. We see substantial growth opportunities ahead, and with our proven track record and strategic vision, we’re poised to seize them and deliver strong results for our company, shareholders and customers.”

Capital Plan Overview

Emera will outline its five-year $20 billion capital plan of which 80% will be spent in Florida, reflecting the state’s strong economic and population growth. The capital plan focuses on three critical customer-focused initiatives that will continue to position the company for growth, including:

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Grid Reliability and Infrastructure Modernization: Investments in transmission and distribution as well as the expansion of and reliability of natural gas infrastructure. These investments support customer growth and increase reliability, efficiency and resilience to better support evolving customer needs.

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Technological Innovations: Strategic customer-focused investments in new technology to help advance greater operational efficiency, cost savings and enhance service delivery across Emera’s operating companies.

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Renewables Integration: Investments in solar, hydro, wind and grid-scale battery storage to help reduce customer exposure to volatile fuel prices and an expansion of renewable natural gas projects at Peoples Gas as part of broader infrastructure upgrade efforts. The investments will also support efforts to meet government mandated clean energy targets in Nova Scotia.

Investor Day will feature key leaders from Emera and its largest operating companies, Tampa Electric, Peoples Gas and Nova Scotia Power, who will provide new insights into Emera’s strategic focus, collaborative approach and strong governance. The discussion will highlight how being part of Emera benefits these operating companies, empowering them to safely deliver for customers, investors and employees, meeting the unique needs of their local communities and in turn, deliver more value and growth for investors.

Operating company leaders will outline details about the growth opportunities in their respective markets that are built upon increasing demand for electricity and gas, and growing populations.

Emera’s CFO will share new details about the company’s funding plan to support its ongoing growth and deliver long-term value to shareholders.

Investor Day will provide additional insight into grid modernization projects underway across operating companies. These include investments in new technologies to enable a modern grid that will support the bidirectional flow of both electricity and data, be future proofed for the increased energy demands of tomorrow, increase reliability and provide greater control for customers.

(1)	Adjusted EPS is a non-GAAP ratio, which does not have standardized meaning under US GAAP. For more information refer to “Non-GAAP Financial Measures and Ratios” below.
(2)	2024 Adjusted EPS Consensus as of June 28, 2024

Emera Investor Day Webcast Info

Emera’s Investor Day event is scheduled to begin at 1 p.m. EST on December 4, 2024. Connect to the live event webcast by pre-registering through Emera’s website or just prior to the event through the webcast provider. Presentation materials are available here . A recording will be posted following the event.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP ratio, adjusted EPS ,refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q3 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca.

Other

Rate base is a financial measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by GAAP. The measure is required by the regulatory authorities in the jurisdictions where Emera’s rate-regulated subsidiaries or equity investments operate, a summary of which can be found in our MD&A. The calculation of this measure as presented may not be comparable to similarly titled measures used by other companies

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including, without limitation, statements concerning Emera’s: strategic priorities and growth outlook; views on its competitive position to pursue new growth opportunities and meet evolving electric and gas utility sectors demands; $20 billion five-year capital and funding plan; expected 7-8% average annual rate base growth rate through 2029; expected 5-7% average annual adjusted EPS1 growth through 2027; plans to pursue growth opportunities and deliver strong results for the company, shareholders and customers; plans to spend 80% of its $20 billion five-year capital in Florida; expectations regarding Florida’s strong economic and population growth; plans to pursue three critical customer-focused initiatives that will continue to position the company for growth, namely, planned investments in grid reliability and infrastructure modernization, technological innovations, and renewables integration; views regarding the benefits of Emera to its operating companies; belief that growth opportunities are built upon increasing demand for electricity and gas, and growing populations; view that its funding plan will support ongoing growth and deliver long-term value to shareholders; expectations that investments in new, modern grid technologies to support bidirectional electricity and data flow will enable future increased energy demands, increase reliability and provide greater control for customers . Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.”

Investor Relations

David Bezanson

Vice President Investor Relations & Pensions, Emera Inc.

902-474-2126

dave.bezanson@emera.com

Media

Dina Bartolacci Seely

media@emera.com